Exhibit 99.1

NICE Reports Record Non-GAAP Revenues, Operating Margin and EPS for the
Third Quarter 2011

Company Announces New Share Repurchase Plan

Ra’anana, Israel, November 3, 2011 - NICE Systems (NASDAQ: NICE) today announced results for the third quarter ending September 30, 2011.

Third Quarter 2011 non-GAAP Financial and Business Highlights Include:
•	Record revenues of $200.4 million, up 14% year over year
•	Operating margins reached a record 19.4%, up from 18.1% last year
•	Fully diluted earnings per share increased 20% to a record $0.54
•	Company completed its acquisition of Fizzback in October
•	Company increases EPS guidance for 2011

“We are pleased with our strong performance for the third quarter of 2011 as NICE reported another quarter of record revenues, surpassing $200 million for the first time,” said Zeevi Bregman, President and CEO of NICE Systems. “Moreover, we continued to drive profitable growth through operating leverage, reaching a record operating margin and EPS.”

“Coming off a solid third quarter with a strong backlog and a healthy pipeline, we expect a strong fourth quarter, resulting in another year of additional growth and increased profitability. We see good demand for our solutions resulting from increasing compliance and regulatory requirements, rising security threats and the need to improve business performance. Our customers need to analyze vast amounts of unstructured and structured data to give them better insight into their businesses, and we believe that NICE is best positioned to capture these market opportunities,” Mr. Bregman concluded.

Non-GAAP Financial Highlights for the Third Quarter Ended September 30, 2011:

Revenues: Third quarter 2011 non-GAAP revenues reached a record $200.4 million, up 13.7% from $176.2 million for the third quarter of 2010.

Gross Profit: Third quarter 2011 non-GAAP gross profit and non-GAAP gross margin were $129.5 million and 64.6%, respectively, compared to $115.9 million and 65.8%, respectively, for the third quarter of 2010.

Operating Income: Third quarter 2011 non-GAAP operating income and non-GAAP operating margin reached a record $38.9 million and 19.4%, respectively, increasing from $31.8 million and 18.1%, respectively, for the third quarter of 2010.

Net Income: Third quarter 2011 non-GAAP net income and non-GAAP net margin increased to $34.5 million and 17.2%, respectively, from $28.7 million and 16.3%, respectively, for the third quarter of 2010.

Fully Diluted Earnings Per Share: Third quarter 2011 non-GAAP fully diluted earnings per share increased to a record $0.54, up 20.0% from $0.45 for the third quarter of 2010.

GAAP Financial Highlights for the Third Quarter Ended September 30, 2011:

Revenues: Third quarter 2011 revenues reached a record $199.5 million, up 14.1% from $174.9 million for the third quarter of 2010.

Gross Profit: Third quarter 2011 gross profit and gross margin were $121.8 million and 61.1%, respectively, compared to $107.9 million and 61.7%, respectively, for the third quarter of 2010.

Operating Income: Third quarter 2011 operating income and operating margin were $20.4 million and 10.2%, respectively, increasing from $12.6 million and 7.2%, respectively, for the third quarter of 2010.

Net Income: Third quarter 2011 net income and net margin increased to $18.3 million and 9.2%, respectively, compared to $12.5 million and 7.2%, respectively, for the third quarter of 2010.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the third quarter 2011 increased 45% to $0.29 compared to $0.20 for the third quarter of 2010.

Operating Cash Flow and Cash Balance: Third quarter 2011 operating cash flow was $17.9 million. As of September 30, 2011, total cash and cash equivalents, short term investments and marketable securities were $599.5 million, with no debt.

Share Repurchase Program

In the third quarter of 2011, the Company bought back 1.9 million shares for $59 million at an average price of $30.57.  In the nine months period ended September 30th, 2011, the Company bought back 2.8 million shares for $90 million at an average price of $32.07.

The Company also announced that its Board of Directors has authorized a new program to repurchase up to $100 million of its issued and outstanding ordinary shares and ADRs. Repurchases may be made from time to time in the open market or in privately negotiated transactions and will be in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors, including market conditions, alternative investment opportunities and other considerations. The program does not obligate the Company to acquire any particular amount of ordinary shares and ADRs and the program may be modified or discontinued at any time without prior notice.

Fourth Quarter and Full Year 2011 Guidance:

Fourth Quarter 2011: non-GAAP revenue for the fourth quarter is expected to be in a range of $208 million to $218 million. Fourth quarter non-GAAP fully diluted earnings per share are expected to be in a range of $0.55 to $0.59.

Full Year 2011: non-GAAP revenue for the full year is expected to be in a range of $792 million to $802 million. The range for full year non-GAAP fully diluted earnings per share was increased and is now expected to be in a range of $2.05 to $2.09.

Quarterly Results Conference Call

NICE management will host its earnings conference call at 8:30 AM EDT, 12:30 PM GMT, 2:30 PM Israel, to discuss the results and the company's outlook. To participate in the call, please dial the following dial-in numbers: United States 1-866-229-7198 or 1-888-668-9141, International +972-3-9180609, United Kingdom 0-800-917-5108 Israel 03-9180609. The call will be webcast live on http://www.nice.com at http://www.nice.com/news-and-events/ir-events . An online replay will also be available approximately three hours following the call. A telephone replay of the call will be available for 72 hours after the live broadcast, and may be accessed by dialing: United States 1-888-782-4291, International +972-3-9255900, United Kingdom 0-800-917-4256 Israel 03-9255900.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, share-based compensation expenses, as well as certain business combination accounting entries The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE Systems (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Corporate Media Contact
Galit Belkind, +1 877 245 7448, galit.belkind@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn, +972 9 775-3798, ir@nice.com, CET

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$88,677	$83,556	$257,831	$237,695
Services	110,784	91,300	322,378	265,611
Total revenue	199,461	174,856	580,209	503,306

Cost of revenue:
Product	29,394	26,061	85,129	79,603
Services	48,265	40,944	140,531	119,257
Total cost of revenue	77,659	67,005	225,660	198,860

Gross profit	121,802	107,851	354,549	304,446

Operating Expenses:
Research and development, net	27,065	25,481	79,820	70,947
Selling and marketing	45,963	44,050	144,941	128,585
General and administrative	22,528	20,717	68,618	58,569
Amortization of acquired intangible assets	5,818	4,968	17,262	14,459
Total operating expenses	101,374	95,216	310,641	272,560

Operating income	20,428	12,635	43,908	31,886

Finance and other income, net	2,075	3,377	7,454	7,054

Income before taxes on income	22,503	16,012	51,362	38,940
Taxes on income	4,181	3,474	9,344	7,615

Net income	$18,322	$12,538	$42,018	$31,325

Basic earnings per share	$0.29	$0.20	$0.66	$0.50

Diluted earnings per share	$0.29	$0.20	$0.65	$0.49

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	62,824	62,711	63,325	62,478
Diluted earnings per share	64,002	63,720	64,661	64,009

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2011	2010	2011	2010
GAAP revenues	$199,461	$174,856	$580,209	$503,306
Valuation adjustment on acquired deferred product revenue	607	638	3,010	1,579
Valuation adjustment on acquired deferred service revenue	362	713	865	3,465
Non-GAAP revenues	$200,430	$176,207	$584,084	$508,350

GAAP cost of revenue	$77,659	$67,005	$225,660	$198,860
Amortization of acquired intangible assets on cost of product	(6,390)	(6,146)	(20,397)	(17,226)
Valuation adjustment on acquired deferred cost of services	133	205	466	640
Cost of product revenue adjustment (1,2,4)	(79)	(113)	(307)	(315)
Cost of services revenue adjustment (1,2,3)	(378)	(670)	(1,770)	(1,972)
Non-GAAP cost of revenue	$70,945	$60,281	$203,652	$179,987

GAAP gross profit	$121,802	$107,851	$354,549	$304,446
Gross profit adjustments	7,683	8,075	25,883	23,917
Non-GAAP gross profit	$129,485	$115,926	$380,432	$328,363

GAAP operating expenses	$101,374	$95,216	$310,641	$272,560
Research and development (1,2,3)	(861)	(978)	(3,142)	(3,720)
Sales and marketing (1,2,3)	(1,796)	(1,738)	(6,083)	(4,561)
General and administrative (1,2,3)	(1,519)	(2,450)	(6,596)	(8,523)
Amortization of acquired intangible assets	(5,818)	(4,968)	(17,262)	(14,459)
Acquisition related expenses (4)	(793)	(980)	(6,199)	(1,599)
Non-GAAP operating expenses	$90,587	$84,102	$271,359	$239,698

GAAP finance & other income, net	$2,075	$3,377	$7,454	$7,054
Realized gain on previously impaired marketable securities	-	(625)	-	(625)
Acquisition related expenses (4)	-	97	-	97
Non-GAAP finance & other income, net	$2,075	$2,849	$7,454	$6,526

GAAP taxes on Income	$4,181	$3,474	$9,344	$7,615
Tax adjustments re non-gaap adjustments	2,318	2,539	10,139	8,229
Non-GAAP taxes on income	$6,499	$6,013	$19,483	$15,844

GAAP net income	$18,322	$12,538	$42,018	$31,325
Valuation adjustment on acquired deferred revenue	969	1,351	3,875	5,044
Valuation adjustment on acquired deferred cost of services	(133)	(205)	(466)	(640)
Amortization of acquired intangible assets	12,208	11,114	37,659	31,685
Share-based compensation (1)	4,285	5,638	15,273	15,896
Re-organization expenses (2)	-	-	910	2,262
Acquisition related compensation expense (3)	345	311	1,706	933
Acquisition related expenses (4)	796	1,077	6,208	1,696
Realized gain on previously impaired marketable securities	-	(625)	-	(625)
Tax adjustments re non-gaap adjustments	(2,318)	(2,539)	(10,139)	(8,229)
Non-GAAP net income	$34,474	$28,660	$97,044	$79,347

GAAP diluted earnings per share	$0.29	$0.20	$0.65	$0.49

Non-GAAP diluted earnings per share	$0.54	$0.45	$1.50	$1.24

Shares used in computing US GAAP diluted earnings per share	64,002	63,720	64,661	64,009

Shares used in computing Non-GAAP diluted earnings per share	64,002	63,720	64,661	64,009

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation

		Quarter ended		Year to date
		September 30,		September 30,
		2011	2010	2011	2010
	Cost of product revenue	$(76)	$(113)	$(238)	$(315)
	Cost of service revenue	(362)	(670)	(1,654)	(1,686)
	Research and development	(640)	(667)	(2,085)	(2,787)
	Sales and marketing	(1,743)	(1,738)	(5,750)	(4,054)
	General and administrative	(1,464)	(2,450)	(5,546)	(7,054)
		$(4,285)	$(5,638)	$(15,273)	$(15,896)

(2)	Re-organization expenses

		Quarter ended		Year to date
		September 30,		September 30,
		2011	2010	2011	2010
	Cost of product revenue	$-	$-	$(60)	$-
	Cost of service revenue	-	-	-	(286)
	Research and development	-	-	(141)	-
	Sales and marketing	-	-	-	(507)
	General and administrative	-	-	(709)	(1,469)
		$-	$-	$(910)	$(2,262)

(3)	Acquisition related compensation expense

		Quarter ended		Year to date
		September 30,		September 30,
		2011	2010	2011	2010
	Cost of service revenue	$(16)	$-	$(116)	$-
	Research and development	(221)	(311)	(916)	(933)
	Sales and marketing	(53)	-	(333)	-
	General and administrative	(55)	-	(341)	-
		$(345)	$(311)	$(1,706)	$(933)

(4)	Acquisition related expenses

		Quarter ended		Year to date
		September 30,		September 30,
		2011	2010	2011	2010
	Cost of product revenue	$(3)	$-	$(9)	$-
	Research and development	(49)	(72)	(81)	(73)
	Sales and marketing	27	(77)	(2,180)	(77)
	General and administrative	(771)	(831)	(3,938)	(1,449)
	Other expense, net	-	(97)	-	(97)
		$(796)	$(1,077)	$(6,208)	$(1,696)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2011	2010
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$122,156	$109,526
Short-term investments	185,416	242,593
Trade receivables	120,965	99,257
Other receivables and prepaid expenses	45,842	31,924
Inventories	13,007	10,861
Deferred tax assets	6,501	6,798

Total current assets	493,887	500,959

LONG-TERM ASSETS:
Marketable securities	291,896	311,081
Other long-term assets	31,789	31,118
Property and equipment, net	27,144	22,014
Other intangible assets, net	128,996	141,632
Goodwill	569,308	527,614

Total long-term assets	1,049,133	1,033,459

TOTAL ASSETS	$1,543,020	$1,534,418

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$21,187	$20,019
Accrued expenses and other liabilities	335,302	307,031

Total current liabilities	356,489	327,050

LONG-TERM LIABILITIES:
Deferred tax liabilities	17,311	19,705
Other long-term liabilities	26,420	26,903

Total long-term liabilities	43,731	46,608

SHAREHOLDERS' EQUITY	1,142,800	1,160,760

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,543,020	$1,534,418

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	September 30,		September 30,
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$18,322	$12,538	$42,018	$31,325
Adjustments to reconcile net income to net cash from operations:
Depreciation, amortization and other	16,080	14,747	48,908	42,222
Stock based compensation	4,285	5,638	15,273	15,896
Excess tax shortfall (benefit) from share-based payment arrangements	102	(204)	(367)	(399)
Net recognized losses (gains) on investments and derivatives	329	(471)	1,616	(727)
Deferred taxes, net	(1,807)	(991)	(8,732)	(6,457)
Changes in operating assets and liabilities:
Trade Receivables	(9,325)	(2,156)	(17,210)	9,194
Other receivables and prepaid expenses	1,526	3,672	811	(4,387)
Inventories	1,169	(825)	(1,457)	1,357
Trade payables	2,761	(2,309)	(238)	(10,864)
Accrued expenses and other current liabilites	(15,390)	1,372	19,955	24,002
Other long-term liabilities	(110)	(101)	504	(547)

Net cash provided by operating activities	17,942	30,910	101,081	100,615

Investing Activities

Purchase of property and equipment	(5,689)	(3,463)	(13,181)	(8,550)
Proceeds from sale of property and equipment	62	4	81	15
Purchase of investments	(51,132)	(97,240)	(170,375)	(304,546)
Proceeds from investments	73,628	26,422	229,959	119,597
Capitalization of software development costs	(311)	(313)	(850)	(1,051)
Purchase of intangible assets	(3,000)	-	(3,000)	-
Payments for acquisitions, net of cash acquired	-	(26,201)	(64,947)	(52,267)

Net cash provided by (used in) investing activities	13,558	(100,791)	(22,313)	(246,802)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	3,099	3,677	18,080	15,351
Purchase of treasury shares	(54,019)	-	(84,991)	-
Excess tax benefit (shortfall) from share-based payment arrangements	(102)	204	367	399

Net cash provided by (used in) financing activities	(51,022)	3,881	(66,544)	15,750

Effect of exchange rates on cash and cash equivalents	(928)	1,530	406	253

Net change in cash and cash equivalents	(20,450)	(64,470)	12,630	(130,184)
Cash and cash equivalents, beginning of period	142,606	149,097	109,526	214,811

Cash and cash equivalents, end of period	$122,156	$84,627	$122,156	$84,627